EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change October 10, 2013
Item 3	News Release The news release dated October 10, 2013 was disseminated through Marketwire and filed on SEDAR on October 10, 2013.
Item 4
Summary of Material Change

Pretivm reported additional underground drilling results from the Valley of the Kings Bulk Sample Program and results from exploration drilling in the Valley of the Kings to the west and north of the Program area.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Pretivm reported additional underground drilling results from the Valley of the Kings Bulk Sample Program (the “Program”), and results from exploration drilling in the Valley of the Kings to the west and north of the Program area. Reported assays include seven intersections grading greater than 1,000 grams per tonne gold, three of which were intersected in the planned Program fans. (See Table 1 below for assays.)

Selected drill highlights include:

•	Hole VU-279 (Exploration hole) intersected 3,180 grams of gold per tonne uncut over 0.50 meters;

•	Hole VU-281 (Exploration hole) intersected 2,010 grams of gold per tonne uncut over 0.50 meters;

•	Hole VU-273 (Program hole) intersected 1,875 grams of gold per tonne uncut over 0.50 meters;

•	Hole VU-291 (Program hole) intersected 1,550 grams of gold per tonne uncut over 0.50 meters;

•	Hole VU-259 (Program hole) intersected 1,360 grams of gold per tonne uncut over 0.50 meters;

•	Hole VU-277 (Exploration hole) intersected 1,430 grams of gold per tonne uncut over 0.50 meters, and 1,070 grams of gold per tonne uncut over 0.50 meters.

The bonanza-grade gold intercept from exploration hole VU-279 noted above was intersected 38 meters southeast and 18 meters above the Valley of the Kings discovery hole SU-12 intercept which graded 16,948 grams per tonne gold uncut over 1.5 meters.  Exploration holes VU-277 and VU-281 noted above were drilled from the 426652E drill bay as part of continued drilling to test high-grade mineralization in Domain 20, an area north and east of the 4268015N Program drill drift.

The bonanza-grade gold intercepts from the Program holes noted above were intersected on section 426652.5E (VU-259 and VU-273) and section 426600E (VU-291).

For plan and cross section views of the reported drilling please see attached Schedule “A”.

Todate, 47 intercepts grading over 1,000 grams per tonne gold uncut have been encountered in the 2013 underground drilling program in the Valley of the Kings, comprising 23 intercepts in Program fan drilling, and 24 intercepts in exploration drilling (15 from the Cleopatra Vein, 1 from the eastern extension of the Valley of the Kings, 7 from Domain 20, and 1 in the west).

Assay results have now been received and reported for 16 of the 17 planned Program drill fans.  The additional surface exploration drilling of 5,000 meters has been completed, and the 16,500 meters of additional underground exploration is nearing completion.  Remaining assay results for all drilling will be reported when received.

Table 1: Valley of the Kings Drill Results, October 2013(VU-250 to VU-299)(1,2,3)

Hole No.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping
Bulk Sample Drill Fan Section 426600E (180 Azimuth)
VU-291	-43/178		23.50	34.00	10.50	5.24	7.76
		incl	32.10	32.60	0.50	40.80	15.80
		incl	32.60	33.00	0.40	37.70	51.50
			52.70	53.20	0.50	53.10	40.70
			89.50	92.50	3.00	76.58	106.91	1 Au sample cut
		or	89.50	92.50	3.00	263.24	106.91	Uncut
		incl	91.40	91.90	0.50	1,550	604.00
VU-295	-50.5/178		53.70	63.20	9.50	1.31	35.21
			70.20	70.70	0.50	40.10	27.20
VU-299	-60/178		71.50	81.45	9.95	1.97	16.61
Bulk Sample Drill Fan Section 426652.5E (360 Azimuth)
VU-257	-1/0		12.50	17.10	4.60	1.94	89.10
			34.50	35.00	0.50	15.70	42.00
VU-259	13.5/0		18.19	20.61	2.42	90.49	209.25	1 Au sample cut
		or	18.19	20.61	2.42	282.64	209.25	Uncut
		incl	18.19	18.69	0.50	1,360	967.00	Uncut
			32.40	36.90	4.50	8.87	21.37
		incl	36.30	36.90	0.60	59.50	85.10
			109.45	109.95	0.50	26.00	2,140

VU-262	26.5/0		34.50	37.75	3.25	6.07	44.48
		incl	37.25	37.75	0.50	33.70	35.40
			66.40	66.90	0.50	53.00	53.40
VU-263	37/0		34.50	39.60	5.10	1.61	17.19
VU-265	45.5/0		38.04	42.50	4.46	3.75	15.35
VU-266	53.5/0		43.00	46.00	3.00	3.28	39.43
VU-268	-15/0		53.50	54.00	0.50	202.00	107.00
			75.65	81.00	5.35	7.69	20.58
		incl	75.65	76.15	0.50	40.20	23.70
		incl	76.15	76.75	0.60	24.00	20.60
VU-270	-28/0		11.00	11.50	0.50	22.40	19.90
			11.50	12.00	0.50	133.00	86.50
			65.00	78.50	13.50	1.43	25.23
VU-271	-38/0		30.50	31.00	0.50	30.90	17.30
			37.50	38.10	0.60	14.45	5.40
			77.50	84.50	7.00	2.05	10.25
VU-273	-46/0		9.45	9.95	0.50	1,875	972.00	Uncut
			75.00	81.20	6.20	2.02	28.00
VU-274	-54.5/0		9.02	17.60	8.58	9.06	5.28
		incl	9.02	9.52	0.50	137.00	40.60
			72.50	73.00	0.50	202.00	75.8
Exploration Drilling from Drill Bay Section 426552.5E (25 Azimuth) Testing Domain 20
VU-277	0/25		23.20	36.27	13.07	16.50	14.47
		incl	23.20	23.80	0.60	45.90	31.00
		incl	24.40	25.00	0.60	58.50	24.20
		incl	32.50	33.00	0.50	22.80	9.30
		incl	35.77	36.27	0.50	256.00	220.00
			63.55	77.00	13.45	32.90	57.49	2 Au samples cut
		or	63.55	77.00	13.45	93.86	57.49	Uncut
		incl	63.55	64.05	0.50	1,430	571.00	Uncut
		incl	75.30	75.80	0.50	1,070	611.00	Uncut
VU-278	15.5/25		24.90	29.50	4.60	12.51	26.77
		incl	24.90	25.40	0.50	55.20	55.20
			98.65	99.15	0.50	76.10	91.20
			115.40	119.70	4.30	10.61	5.47
		incl	119.20	119.70	0.50	73.20	16.60
VU-281	-20/25		63.00	70.00	7.00	35.28	102.01	1 Au sample cut
		or	63.00	70.00	7.00	148.14	102.01	Uncut
		incl	64.78	65.28	0.50	2,010	1,070	Uncut
		incl	67.40	67.90	0.50	42.80	44.50
VU-283	-37.5/25		3.50	4.00	0.50	76.30	46.70
			19.65	27.50	7.85	13.55	14.51
		incl	19.65	20.15	0.50	195.00	172.00
			57.00	57.50	0.50	34.90	11.20
			64.00	67.50	3.50	6.80	25.41
		incl	64.00	64.50	0.50	23.70	31.70
		incl	67.00	67.50	0.50	19.70	112.00
VU-284	-53/25		49.95	50.40	0.45	127.50	100.00
			50.40	50.95	0.55	32.80	13.00

VU-286	-65.5/25		4.00	4.50	0.50	506.00	375.00
			37.35	37.85	0.50	18.70	3.90
			41.41	51.75	10.34	12.16	5.40
		incl	41.41	41.91	0.50	43.80	11.00
		incl	51.25	51.75	0.50	190.00	28.00
Exploration Drilling from Drill Bay Section 426552.5E (40 Azimuth) Testing Domain 20
VU-287	12/40		29.00	31.75	2.75	8.85	33.84
		incl	31.25	31.75	0.50	17.70	71.00
			57.50	59.50	2.00	6.07	23.85
			115.00	115.50	0.50	28.90	90.80
VU-290	0/40		3.50	4.00	0.50	29.90	24.80
			31.50	35.00	3.50	4.18	4.70
			83.00	86.00	3.00	8.96	68.12
		incl	85.00	86.00	1.00	19.05	29.60
VU-292	-16/40		2.79	3.29	0.50	95.50	79.00
			51.20	61.25	10.05	20.19	22.00
		incl	52.50	53.00	0.50	23.20	17.90
		incl	60.75	61.25	0.50	367.00	221.00
VU-293	-33/40		2.60	3.10	0.50	589.00	459.00
			20.00	20.50	0.50	31.40	11.20
			63.00	71.00	8.00	16.47	32.88
		incl	63.50	64.15	0.65	187.50	220.00
VU-296	-48/40		2.50	3.00	0.50	393.00	290.00
			30.45	32.95	2.50	6.55	4.45
		incl	32.45	32.95	0.50	24.00	7.80
VU-298	-61/40		49.45	49.95	0.50	60.80	25.80
			93.50	125.00	31.50	1.45	3.53
Exploration Drilling from Drill Bay Section 426547.5E (270 Azimuth) Testing SU-12
VU-264	25/270		23.10	32.50	9.40	16.19	25.04
		incl	31.51	32.01	0.50	289.00	173.00
			63.00	63.60	0.60	24.30	61.20
VU-267	1/270		39.00	47.20	8.20	2.01	11.41
		incl	39.60	40.10	0.50	16.85	10.30
VU-269	-25/270		36.65	41.75	5.10	45.36	40.73
		or	36.65	41.75	5.10	64.09	40.73
		incl	41.25	41.75	0.50	621.00	371.00	1 Au sample cut
			65.45	66.00	0.55	16.50	8.10	Uncut
			75.50	76.00	0.50	23.70	6.30
Exploration Drilling from Drill Bay Section 426547.5E (325 Azimuth) Testing SU-12
VU-272	35/325		31.00	39.60	8.60	1.56	31.99
			55.95	56.45	0.50	230.00	76.20
			67.27	67.77	0.50	104.00	77.90
VU-275	0/325		41.00	55.00	14.00	14.62	29.64
		incl	41.00	41.60	0.60	80.90	64.60
		incl	48.50	49.00	0.50	181.50	133.00
		incl	54.50	55.00	0.50	100.00	65.40
VU-276	25/325		38.50	41.30	2.80	71.32	192.67
		incl	39.78	40.28	0.50	395.00	233.00
			70.50	71.00	0.50	11.75	10.70
			71.00	71.50	0.50	84.90	55.10
			88.00	88.50	0.50	28.80	32.20
VU-279	13.5/325		20.50	28.50	8.00	1.29	11.80
			40.05	40.55	0.50	3,180	1,485	Uncut
			68.00	68.50	0.50	61.70	53.90

VU-280	-11/325		58.50	68.10	9.60	41.48	32.69	1 Au sample cut
		or	58.50	68.10	9.60	53.04	32.69	Uncut
		incl	58.50	59.00	0.50	652.00	246.00	Uncut
		incl	59.00	59.50	0.50	337.00	172.00
			83.45	86.00	2.55	86.37	57.29	1 Au sample cut
		or	83.45	86.00	2.55	98.72	57.29	Uncut
		incl	83.45	83.95	0.50	493.00	275.00
VU-282	-22/325		51.50	55.00	3.50	6.23	13.77
VU-285	-32.5/325		0.50	6.50	6.00	1.11	8.92
			111.00	111.50	0.50	20.70	6.40
VU-288	-40/325		3.00	13.50	10.50	1.06	8.81
VU-289	45/325		43.00	46.50	3.50	3.00	19.19
			76.00	82.00	6.00	1.36	5.33
Exploration Drilling from Drill Bay Section 426570E Testing Cleopatra
VU-251	43/136		55.83	58.48	2.65	92.83	112.04	1 Au sample cut
		or	55.83	58.48	2.65	150.57	112.04	Uncut
		incl	55.83	56.33	0.50	736.00	487.00	Uncut
		incl	57.98	58.48	0.50	41.20	11.60
VU-253	-51/126		70.00	71.50	1.50	44.10	39.60
VU-255	36/70		83.66	84.16	0.50	10.20	6.00
Exploration Drilling from Drill Bay Section 426562.5E (117Azimuth) Testing Cleopatra
VU-250	24/117		39.00	43.00	4.00	3.13	209.26
			59.30	59.80	0.50	254.00	384.00
VU-252	36/117		32.20	35.50	3.30	4.34	29.98
		incl	34.50	35.00	0.50	19.75	24.30
			75.00	80.80	5.80	2.10	7.06
VU-254	45/117		19.00	25.14	6.14	1.38	22.82
VU-256	12.5/117		41.50	49.50	8.00	0.86	17.92
VU-258	-13/117		15.00	24.00	9.00	1.91	9.28
			40.00	49.00	9.00	2.40	5.62
VU-260	-26/117		14.17	19.30	5.13	5.04	15.11
		incl	14.17	14.67	0.50	41.70	59.60
			56.80	58.50	1.70	7.09	11.06
VU-261	-38/117		23.00	25.65	2.65	2.72	8.52
			71.00	75.00	4.00	1.55	2.43

(1)	True thickness to be determined.
(2)	Unless otherwise indicated as uncut, all gold assays over 430 g/t were cut to 430 g/t.
(3)
All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 10th day of October, 2013